PowerShares Exchange-Traded Fund Trust

301 West Roosevelt Road

Wheaton, Illinois 60187

August 15, 2008

Mr. James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:          PowerShares Exchange-Traded Fund Trust—Request for Withdrawal of Post-Effective Amendment Nos. 115, 118, 121, 124, 127, 130, 133, 136, 140, 144, 147, 150, 155, 161, 166, 171, 177, 186, 190  and 200 to the Trust’s Registration Statement filed on Form N-1A under the Securities Act of 1933 (File Nos. 333-102228 and 811-21265)

Dear Mr. O’Connor:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), PowerShares Exchange-Traded Fund Trust (the “Trust” or the “Registrant”) hereby requests withdrawal of the following Post-Effective Amendments (the “Amendments”), relating to the PowerShares REIT Preferred Portfolio and the PowerShares Value Line 400 Portfolio (the “Funds”) to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-102228 and 811-21265).

Post-Effective Amendment No.	Filing Date	Accession Number
115	February 20, 2007	0001104659-07-011997
118	March 1, 2007	0001104659-07-015359
121	March 20, 2007	0001104659-07-020691
124	April 19, 2007	0001104659-07-029401
127	May 18, 2007	0001104659-07-041312
130	June 15, 2007	0001104659-07-047956
133	July 13, 2007	0001104659-07-053848
136	August 10, 2007	0001104659-07-061328
140	September 10, 2007	0001104659-07-067894
144	October 10, 2007	0001104659-07-074135
147	November 9, 2007	0001104659-07-081518
150	December 7, 2007	0001104659-07-087600
155	January 4, 2008	0001104659-08-000576
161	February 1, 2008	0001104659-08-006447
166	February 29, 2008	0001104659-08-014094
171	March 28, 2008	0001104659-08-020640
177	April 25, 2008	0001104659-08-026803
186	May 23, 2008	0001104659-08-035686
190	June 20, 2008	0001104659-08-041110
200	July 18, 2008	0001104659-08-046386

The Registrant is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of the Funds.  No securities have been issued or sold in connection with the Amendments.

If you have any questions, please feel free to contact Clifford R. Cone at (212) 878-3180. Thank you.

Very truly yours,

PowerShares Exchange-Traded Fund Trust

By:	/s/ Harold Bruce Bond
Harold Bruce Bond
Chairman and CEO